Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

People’s United Financial, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-140865 and No. 333-142119) of our reports dated February 28, 2008, with respect to the consolidated statements of condition of People’s United Financial, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 Annual Report on Form 10-K of People’s United Financial, Inc.

/s/ KPMG LLP

Stamford, Connecticut

February 28, 2008